Exhibit 99.4

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO SELLS OIL CRUSHING PLANT’S ASSETS AND LICENCES BRANDS TO BUNGE

The Company seeks adjust its focus on the core business of food production

Yesterday, July 12, Perdigão signed a commercial operating agreement with Bunge Alimentos structured around three contracts. The first involves the sale of the assets of the oil crushing plant, the soybean crushing and oil refining unit in Marau, state of Rio Grande do Sul. The plant has a capacity to process a thousand tons of soybeans daily.  This transaction is representative of Perdigão’s objective of focusing on its core business of food production. Bunge is one of the largest grain processors in the world.

The unit will continue its soybean refining and filling operations for the Perdigão and Borela brand names for the next 90 days. Once this period has elapsed, the plant will cease operations and its 68 employees relocated to other areas of the Company. The real estate will remain with Perdigão, which will undertake a study as to how it can be used in the future. Perdigão will continue to operate the plant’s silos, which have a storage capacity of 40,000 tons.

The second contract provides for the licensing of the Perdigão and Borela soybean oil brands to Bunge for a seven-year period. Since oil refining is not part of Perdigão’s core business, the Company has taken the decision to license the brands, transferring the activity to Bunge.

In the light of Perdigão’s decision to discontinue crushing activities in Marau, the third contract contains a commitment by Bunge to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS), also for a seven year period.

São Paulo, July 13 2005.